FORM 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          NOTIFICATION OF LATE FILING

                                  (Check One):

[ X ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 1998

         [ ] Transition Report on Form 10-K or Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q [or Form 10-QSB]
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


Commission File Number:  1-12369

-------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        Part I - Registrant Information

Full Name of Registrant:                     Symons International Group, Inc.
Former Name If Applicable:                   N/A
Address of Principal Executive Office:       4720 Kingsway Drive
City, State and Zip Code:                    Indianapolis, Indiana 46205

                       Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by the Rule
           12b-25(c) has been attached if applicable.

                              Part III - Narrative

The Company's financial statements and related disclosures as of and for the year ended December 31, 1998, are not yet completed. In connection with the acquisition made in the crop division, the Company is currently attempting to resolve a discrepancy in one of the balance sheet accounts of the acquired enterprise. Completion is expected shortly and within the extended due date.

                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

         Alan G. Symons             317         259-6302
         Chief Executive Officer

         Gary P. Hutchcraft         317         259-6414
         Vice President and Chief Financial Officer

(2)      Have all other periodic reports required under        [X] YES  [] NO
         Section 13 or 15(d) of the Securities Exchange
         Act of 1934 of Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

(3)      Is it anticipated that any significant change in      [X] YES  [] NO
         results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release on March 2, 1999 with quantitative and narrative description of these changes.

                        SYMONS INTERNATIONAL GROUP, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




March 31, 1999                       By:  /s/ Alan G. Symons
                                     Chief Executive Officer




March 31, 1999                       By:  /s/ Gary P. Hutchcraft
                                     Vice President and Chief Financial Officer